January 21, 2025

David Bell
Chief Financial Officer
Castellum, Inc.
1934 Old Gallows Road, Suite 350
Vienna, VA 22182

       Re: Castellum, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2025
           File No. 333-284205
Dear David Bell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Scott Linsky